UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.015 par value per share

(Title of Class of Securities)

G2161Y117

(CUSIP Number)

Ngai Ngai Lam

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(86) 10-6597 8118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2161Y117

1	Name of Reporting Person Ever Alpha Global Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 270,531 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 270,531 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 270,531 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.10% (2)
14	Type of Reporting Person CO

(1)	Represents ordinary shares held by Ever Alpha Global limited, a British Virgin Islands company wholly owned and controlled by Ms. Ngai Ngai Lam.

(2)	The beneficial ownership percentage is calculated based on 278,816,663 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

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CUSIP No. G2161Y117

1	Name of Reporting Person Ngai Ngai Lam
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People's Republic of China (“Hong Kong”)

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 60,000,000
	8	Shared Voting Power 270,531 (1)
	9	Sole Dispositive Power 60,000,000
	10	Shared Dispositive Power 270,531 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,270,531 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.62% (2)
14	Type of Reporting Person IN

(1)	Represents ordinary shares directly held and beneficially owned by Ms. Ngai Ngai Lam through her wholly owned holding company, Ever Alpha Global Limited.

(2)	The beneficial ownership percentage is calculated based on 278,816,663 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

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Item 1. Security and Issuer

Securities acquired:	Ordinary shares, $0.015 par value per share

Issuer:	China Liberal Education Holdings Limited 7th Floor, Building 5, No. 2 Zhenxing Road Changping District, Beijing People’s Republic of China 102299

Item 2. Identity and Background

(a)	This Amendment No. 2 to Schedule 13D is being field on behalf of Ever Alpha Global Limited and Ngai Ngai Lam (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person is as follows:

(I)	Ever Alpha Global Limited

Vistra Corporate Services Centre, Wickhams Cay II
Road Town Tortola, VG1110
British Virgin Islands

(ii)	Ngai Ngai Lam

7th Floor, Building 5, No. 2 Zhenxing Road
Changping District, Beijing
People’s Republic of China 102299

(c)	Present Principal Occupation or Employment of each Reporting Person:

(i)	Ever Alpha Global Limited

Shareholder of the Issuer

(ii)	Ngai Ngai Lam

Chief Executive Officer and Chairperson of the Board of Directors of the Issuer

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of each Reporting Person:

(i)	Ever Alpha Global Limited

British Virgin Islands

(ii)	Ngai Ngai Lam

Hong Kong

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Item 3. Source and Amount of Funds

On September 19, 2024, Ms. Ngai Ngai Lam entered into a subscription agreement with the Issuer, pursuant to which Ms. Ngai Ngai Lam agreed to subscribe for and purchase, and the Company agreed to issue and sell to Ms. Ngai Ngai Lam, 50,000,000 ordinary shares of the Company, par value $0.015 per share, at a purchase price of $0.28 per ordinary share and an aggregate purchase price of $14 million pursuant to the provisions of Regulation S promulgated by the U.S. Securities and Exchange Commission. The Subscription Agreement and the transaction contemplated thereby have been approved by the audit committee of the Issuer’s board of directors. The transaction contemplated by the Subscription Agreement closed on October 2, 2024 and 50,000,000 ordinary shares of the Issuer were issued to Ms. Ngai Ngai Lam on the same date. The source of funds for this transaction was Ms. Ngai Ngai Lam’s personal funds.

Item 4. Purpose of the Transaction

The purpose of the aforementioned acquisition is for investment with the aim of investing the value of the Reporting Persons’ investment in the Issuer.

As of the date of this filing, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a)-(b)

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(3)	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power(1)
Ever Alpha Global Limited (2)	270,531	0.10%	0	270,531	0	270,531
Ngai Ngai Lam	60,270,531	21.62%	60,000,000	270,531	60,000,000	270,531

(1)	Represents the number of ordinary shares indirectly held and beneficially owned by Ngai Ngai Lam through Ever Alpha Global Limited as of the date of this filing.

(2)	Ever Alpha Global Limited is a British Virgin Islas company wholly owned and controlled by Ms. Ngai Ngai lam.

(3)	The beneficial ownership percentage is calculated based on 278,816,663 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

(c) To the best knowledge of the Reporting Persons, except as disclosed in this Amendment No. 2 to Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect the Securities of the Issuer

The information set forth in Item 4 of this Amendment No. 2 to Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ever Alpha Global Limited

Date: October 8, 2024	/s/ Ngai Ngai Lam
Name: Ngai Ngai Lam
Title: Sole Director

/s/ Ngai Ngai Lam
Name: Ngai Ngai Lam

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